
January 17, 2018

Johnson Y.N. Lau
Chief Executive Officer
Athenex, Inc.
1001 Main Street, Suite 600
Buffalo, NY 14203

   Re: Athenex, Inc.
     Draft Registration Statement on Form S-1
     Submitted January 5, 2018
     CIK No. 0001300699

Dear Dr. Lau:

   We have conducted a limited review of your draft registration statement. Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to this comment and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted January 5, 2018

Cover Page

1. Please include disclosure on the cover page indicating the method by which your offering price will be determined. See Item 501(b)(3) of Regulation S-K.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with
any questions.

              Division of Corporation Finance
              Office of Healthcare & Insurance

cc: Chris K.H. Lin, Esq. - Simpson Thacher &Bartlett LLP